ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 3, 2011	Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:	Mark Cowan

Re:	DWS Variable Series I (File No. 811-04257) (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-171876)

Ladies and Gentlemen:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the registration statement of the Registrant on Form N-14 (the “Registration Statement”), which Mr. Cowan provided to me on February 15, 2011 (the “Comments”). The Registration Statement contemplates (i) the merger of DWS Health Care VIP, a series of the Registrant (“Health Care”), into DWS Capital Growth VIP, a series of the Registrant (“Capital Growth”), and (ii) the merger of DWS Technology VIP, a series of DWS Variable Series II (“Technology” and, together with Health Care and Capital Growth, the “funds”), into Capital Growth.

The Registrant will file a pre-effective amendment to the Registration Statement reflecting changes identified below in response to the Comments and making other updates. We currently intend to file an amendment to the Registration Statement today, March 3, 2011, or as soon as possible thereafter.

For convenience, I have included each of the Comments before the Registrant’s response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in Part A of the Registration Statement.

1.	Comment: Please show the file number of any document incorporated by reference.

- 2 -	March 3, 2011

Response: The requested change will be made.

2.	Comment: The annual report to stockholders of the funds is incorporated by reference but not yet filed.

Response: The annual report to stockholders of each of the funds was filed on February 24, 2011.

3.	Comment: Consent of the independent accountants should be included in the pre-effective amendment.

Response: The consents of the independent accountants will be included in the pre-effective amendment.

4.	Comment: With respect to the fee table, please delete footnotes 1 and 2, as they are neither prescribed nor permitted by Form N-1A.

Response: The requested change will be made.

5.	Comment: With respect to the expense example, since no redemption fees are charged by the funds, please delete the amounts labeled “Assuming you kept your shares.”

Response: The requested change will be made.

6.	Comment: With respect to the expense example, please provide examples assuming the merger of each of Technology and Health Care, individually, into Capital Growth.

Response: The requested change will be made.

7.	Comment: Please include total return bar charts for each fund for the period ended December 31, 2010.

Response: The requested change will be made.

8.	Comment: In the section entitled, “Information about the Proposed Mergers,” the fourth paragraph discloses that approximately 90% and 70% of the portfolio holdings of Health Care and Technology, respectively, will be sold in connection with the reorganizations. As such, please provide estimates of the repositioning costs to be incurred by each fund in connection with the reorganization.

- 3 -	March 3, 2011

Response: The requested change will be made. The following statement has been added to the fourth paragraph of the section:

DIMA anticipates selling approximately 90% of Health Care’s investments and 70% of Technology’s investments in anticipation of each merger. The estimated costs to reposition each Acquired Fund’s portfolio, to be borne by the applicable Acquired Fund, are estimated to be $50,000 for Health Care and $63,000 for Technology.

9.	Comment: With respect to the capitalization tables, please include the repositioning costs expected to be paid by each fund as an adjustment, reducing the net assets of the combined fund. In addition, please include a footnote to explain the adjustment.

Response: The requested change will be made. The footnotes to the capitalization tables explaining such adjustments will be revised as follows:

[With respect to the pro forma adjustments in the event of the Health Care merger]

(2) Pro Forma adjustments include estimated one-time merger costs of $200,000~~,~~ and estimated transaction costs of $50,000 in connection with the repositioning of Health Care’s investments in anticipation of the merger, each of which ~~are to~~ will be borne by ~~DWS~~ Health Care ~~VIP~~.

[With respect to the pro forma adjustments in the event of the Technology merger]

(2) Pro Forma adjustments include estimated one-time merger costs of $225,000~~,~~ and estimated transaction costs of $63,000 in connection with the repositioning of Technology’s investments in anticipation of the merger, each of which ~~are to~~ will be borne by ~~DWS~~ Technology ~~VIP~~.

[With respect to the pro forma adjustments in the event of both the Health Care and Technology mergers]

(2) Pro Forma adjustments include estimated one-time merger costs of $425,000, of which $200,000 will be borne by ~~DWS~~ Health Care ~~VIP~~ and $225,000 will be borne by ~~DWS~~ Technology ~~VIP.~~, and estimated transaction costs of $113,000 of which $50,000 is estimated for Health Care and $63,000

- 4 -	March 3, 2011

is estimated for Technology in connection with the repositioning of the Acquired Funds’ investments in anticipation of the mergers. Such transaction costs will be borne by each Acquired Fund.

10.	Comment: With respect to the capitalization tables, the fourth table appears to be duplicative and should be deleted.

Response: The requested change will be made.

11.	Comment: Please include the financial highlights of the funds.

Response: The requested change will be made.

12.	Comment: With respect to quorum requirements, please consider clarifying that (due to the use of mirror voting) the presence at the meeting of the participating insurance companies will be sufficient to constitute a quorum of all the shares of the fund.

Response: The disclosure has been revised to clarify that because the shares are held by the Participating Insurance Companies, the presence of a few Participating Insurance Companies at the meeting may be sufficient to establish a quorum. The disclosure will read as follows:

Record Date, Quorum and Method of Tabulation. Shareholders of record of an Acquired Fund at the close of business on the Record Date will be entitled to vote at the Acquired Fund’s Meeting or any adjournment or postponement thereof. The holders of at least 30% of the shares entitled to vote of that Acquired Fund outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the transaction of business at a Meeting. As discussed below and set forth in the Share Ownership tables below, because shares of the Acquired Funds are held by Participating Insurance Companies, the presence at the Meeting of a small number of Participating Insurance Companies may be sufficient to constitute a quorum for the transaction of business at a Meeting. Please see “Solicitation of Proxies and Proxy Costs” below for a description of how the Participating Insurance Companies vote, based on the voting instructions received from Contract Owners.

13.	Comment: Please indicate whether any minimum number of contract owner votes must be cast before mirror voting will be used.

- 5 -	March 3, 2011

Response: The disclosure has been revised to reflect that the Acquired Funds are not aware of a minimum number of Contract Owner voting instructions that must be received before mirror voting (referred to in the disclosure as “echo voting”) may be used. The disclosure will read as follows:

Solicitation of Proxies and Proxy Costs. As discussed above, shares of the Acquired Funds are offered only to Participating Insurance Companies to fund benefits under their Contracts. Therefore, shares of the Acquired Funds are held by separate accounts, or sub-accounts thereof, of various Participating Insurance Companies. These shares are owned by the Participating Insurance Companies as depositors for their respective Contracts issued to individual Contract Owners or to a group (e.g., a defined benefit plan) in which Contract Owners participate. Contract Owners have the right to instruct the Participating Insurance Companies on how to vote the shares related to their interests through their Contracts (i.e., pass-through voting). A Participating Insurance Company must vote the shares of an Acquired Fund held in its name as directed~~. In the absence of voting directions on any~~ by Contract Owners. If a Participating Insurance Company receives a signed voting instruction form that ~~is signed and returned~~does not indicate the Contract Owner’s voting instructions, the Participating Insurance Company will vote the interest represented thereby in favor of the proposal. If a Participating Insurance Company does not receive voting instructions for all of the shares of an Acquired Fund held under the Contracts, it will vote all of the shares in the relevant separate accounts with respect to the proposal, for, against, or abstaining, in the same proportion as the shares of such Acquired Fund for which it has received instructions from Contract Owners (i.e., “echo voting”). The Acquired Funds are not aware of a minimum number of voting instructions that must be received from Contract Owners before a Participating Insurance Company may employ echo voting when casting its vote at a Meeting. As a result, a small number of Contract Owners may determine the outcome of the vote. This Prospectus/Proxy Statement is used to solicit voting instructions from Contract Owners, as well as to solicit proxies from the Participating Insurance Companies and the actual shareholders of the Acquired Funds. All persons entitled to direct the voting of shares of an Acquired Fund, whether or not they are shareholders, are described as voting for purposes of this Prospectus/Proxy Statement.

************************

- 6 -	March 3, 2011

Please be advised that, in connection with this response letter and as requested by the Comments, the Registrant hereby acknowledges the Staff’s position that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings; (ii) the Staff’s Comments or changes to disclosure in response to the Staff’s Comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings and (iii) the Registrant may not assert the Staff’s Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Please direct any comments or questions on this filing to the undersigned at (617) 951-7114.

Very truly yours,

/s/Adam M. Schlichtmann

Adam M. Schlichtmann